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                                                                 EXHIBIT 11

                   ANALOGIC CORPORATION AND SUBSIDIARIES
                     CALCULATION OF EARNINGS PER SHARE

Net earnings per share are computed using the average number of shares actually outstanding plus the incremental shares computed on the assumption that certain lower priced stock options had been exercised with the proceeds utilized to purchase treasury stock.
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                                 Three Months Ended       Six Months Ended
                                     January 31,             January 31,
                                   1994       1993         1994       1993
PRIMARY:
Net Income                       $3,762,000 $2,931,000  $6,963,000 $5,701,000

Average shares outstanding       12,349,859 12,061,348  12,358,388 12,059,416

Add:  Incremental shares to
      reflect dilutive stock
      options deemed common
      stock equivalents.
      (Computed by treasury
      stock method.)                 97,221    124,972      92,926    123,897

Common and common equivalent
  shares outstanding             12,447,080 12,186,320  12,451,314 12,183,313

Earnings per share                     $.30       $.24        $.56       $.47

ASSUMING FULL DILUTION:
Net Income                       $3,762,000 $2,931,000  $6,963,000 $5,701,000

Average shares outstanding       12,349,859 12,061,348  12,358,388 12,059,416

Add:  Incremental shares due to
      the effect of common stock
      equivalents - this assumes
      that proceeds from shares
      sold under dilutive stock
      options (using quarter end
      market price to determine
      proceeds where such price
      was in excess of average
      quarterly prices) were
      used to purchase treasury
      stock.                        108,758    175,383     104,127    147,391

Average common shares
  outstanding                    12,458,617 12,236,731  12,462,515 12,206,807

Earnings per share                     $.30       $.24        $.56       $.47

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